

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

September 19, 2008

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

> **Re: Amber Optoelectronics, Inc.**
> **Amendment No. 7 to Form S-1**
> **Filed September 11, 2008**
> **File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that you have included a prospectus cover page in response to comment one in our letter dated July 3, 2008. You state on your prospectus cover page that, "The 25,728,850 shares, at a proposed maximum offering price of $0.05 per common stock, cannot be sold by the selling security holders until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or

privately negotiated sales." Please clarify whether you mean that the selling shareholders cannot sell any of their shares until your shares are quoted on the OTC Bulletin Board, or whether you mean that the selling shareholders must sell their shares at the fixed price of $0.05 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or in privately negotiated sales. If the selling shareholders are prohibited from selling any of their shares until your shares are quoted on the OTC Bulletin Board, please disclose this prohibition throughout your prospectus, state whether this prohibition is in writing and file any agreements regarding this prohibition as exhibits to the registration statement. If your selling shareholders must sell their shares at a fixed price of $0.05 per share until your shares are quoted on the OTC Bulletin Board, please disclose this in your Plan of Distribution section on page 8.

2. Revise your prospectus cover page to include the page at which risk factor disclosure begins. See Item 501(b)(5) of Regulation S-K. Please likewise highlight this disclosure by the use of prominent type or in some other manner.

Selling Security Holders, page 6

3. We note your response to comment two in our letter dated July 3, 2008. As has been previously commented upon, while your registration fee table, prospectus cover page and disclosure throughout your prospectus indicates that you are registering 25,728,850 shares on behalf of selling shareholders, your selling shareholder disclosure under Regulation S-K Item 507 indicates that you are registering for resale on behalf of selling shareholders only 10,450,000 shares. Thus, you presently include Regulation S-K Item 507 disclosure for only approximately 40% of the shares you have registered. Please revise to identify all of the selling shareholders and to include disclosure under Regulation S-K Item 507 for all shares being registered on behalf of all selling shareholders. In the alternative, if you are only registering 10,450,000 shares on behalf of selling shareholders, then revise your registration statement fee table and disclosure throughout your registration statement to clearly indicate that you are registering only 10,450,000 shares on behalf of selling shareholders.

4. We note your response to comments two and three in our letter dated July 3, 2008. To the extent that you are registering for resale only the 10,450,000 shares you have included under your selling shareholder table, please further address in your Rule 415 analysis the circumstances under which Mr. Chen received the 9,000,000 shares you are registering for resale, including the date upon which he received the shares, the consideration received by the company and the value of the shares.

Management's Discussion and Analysis of Financial Condition, page 13

5. We note your response to comment five in our letter dated July 3, 2008, but are unable to determine where you have made the revision on page 18 to which you refer. Please revise or advise.

Liquidity and Capital Resources, page 19

6. We note your response to prior comment eight in our letter dated July 3, 2008. We note your reference to your Manufacturing Production Schedule, Exhibit 99.20, to bolster your claim of "a backlog of purchase orders on hand". In your exhibit, we see that you have "Delivery by Dates" for shipments from January through June 2008; however, these shipments do not appear to be reflected in the financial statements. Tell us how many (in dollar terms) of these purchase orders were fulfilled. If none of these purchase orders were fulfilled, explain to us the purpose of this schedule. If some or all were fulfilled, explain to us why are these shipments are not reflected in the financial statements for the six months ended June 30, 2008.

Certain Relationships and Related Transactions, page 26

7. We note your response to comment ten in our letter dated July 3, 2008, but are unable to determine where you have made any revision in response to the comment. Please revise or advise.

Part II—Information Note Required in Prospectus, page 27

8. We note your response to comment four in our letter dated July 3, 2008. Your discussion under Recent Sales in Part II, however, does not include disclosure relating to the share exchange that occurred in January, 2007, nor does it include complete disclosure under Regulation S-K Item 701 regarding the 10,450,000 shares being registered for resale, including date of issuance, exemption relied upon, and consideration received. Please revise.

Financial Statements for the Period Ended December 31, 2007
Condensed Consolidated Statement of Operations, page 53

9. We note your response to prior comment 11 in our letter dated July 3, 2008. As we have previously noted, in the financial statements in a prior amendment to your Form S-1 you recognized total sales of $480,672 and cost of sales of about $366,035 for the nine months ending September 30, 2007. However, for the year ending December 31, 2007, you only show sales and cost of sales of $128,239 and $121,293, respectively. Please explain to us in detail the error that led to the decrease in sales and cost of sales. Furthermore, as it appears that there is a correction of an error in previously issued financial statements, provide all

required restatements and disclosures in accordance with paragraphs 25 and 26 of
SFAS 154.

Note 2 Inventories, page 60

10. We note your response to prior comment 12 in our letter dated July 3, 2008.
Please revise the notes and expand your disclosures to fully explain the inventory
reduction from 12/31/2006 to 12/31/2007. Furthermore, please explain to us in
detail how the settlement of advances from customers, settlement of long-term
debts and a partial payment of shareholder loans resulted in the inventory
reduction.

Note 5. Short Term Borrowing, page 60

11. We note your response to prior comment 13 in our letter dated July 3, 2008. In
regards to the debt settlement resulting in the gain, please revise your footnote and
explain the facts and circumstances surrounding the insolvency of your
subsidiary, Yixiang, and briefly describe the settlement terms with the bank that
allowed you to recognize the gain. For example, describe whether you were
legally released from being the primary obligor under the liability, either
judicially or by the creditor.

Financial Statements for the Period Ended June 30, 2008
Condensed Consolidated Statement of Operations, page 74

12. We note that for the three months ending March 31, 2007 you recognized total
sales of $40,016 and cost of sales of about $29,767. However, for the six months
ending June 30, 2007, you do not report any sales and cost of sales. Please explain
to us the decrease in sales and cost of sales. Tell us if you have corrected an error
in your reported results of operations for the three months ending March 31, 2007.
If so, revise to provide disclosures for the correction of an error in previously
issued financial statements in accordance with SFAS 154.

Condensed Consolidated Statement of Cash Flows, page 75

13. We note that for the three months ending March 31, 2007 you showed various
non-cash adjustments and changes in operating assets and liabilities that resulted
in net cash flows from operating activities, and disclosed cash flows from
investing and financing activities. However, for the six months ended June 30,
2007, you do not disclose any of these cash flows from or used in operating,
investing and financing activities. Tell us if you have corrected an error in your
reported results of operations for the three months ending March 31, 2007. If so,
revise to provide disclosures for the correction of an error in previously issued
financial statements in accordance with SFAS 154.

Undertakings, page 106

14. We note your response to comment 15 in our letter dated July 3, 2008, and reissue the comment insofar as you have not included the undertakings found at Items 512(a)(1)(iii), 512(a)(3), and 512(a)(5) of Regulation S-K. If you believe that it is not necessary to do so, please explain the basis for your omission.

Exhibit 5.1

15. We note your response to comment 14 in our letter dated July 3, 2008. Please have counsel revise his opinion to refer to the proper form, namely Form S-1/A, as well as to the amendment to the filing pursuant to which the opinion is provided, in this case amendment number seven to your registration statement.

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Richard S. Lane, Esq.
        Via Facsimile: (212) 737-3259